YSMD, LLC

YSMD SERIES 150 PANORAMIC DESIGNATION

In accordance with the Series Limited Liability Company Agreement of YSMD, LLC (the "Company") dated July 1, 2024 (the "Agreement") and upon the execution of this designation by the Company and Collab (USA) Capital LLC in its capacity as Managing Member of the Company and Initial Member of YSMD - Series 150 Panoramic, a series of YSMD, LLC ("Series 150 Panoramic"), this exhibit shall be attached to, and deemed incorporated in its entirety into, the Agreement.

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	YSMD – Series 150 Panoramic, a series of YSMD, LLC
Effective date of establishment	July 1, 2024
Managing Member	Collab (USA) Capital LLC was appointed as the Managing Member of Series 150 Panoramic with effect from the date of the Agreement and shall continue to act as the Managing Member of Series 150 Panoramic until dissolution of Series 150 Panoramic pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X
Initial Member	Collab (USA) Capital LLC
Series 150 Panoramic	The Series 150 Panoramic shall comprise a residential property located at 150 Panoramic Way, Berkeley, California 94704, which will be acquired by Series 150 Panoramic upon the close of the offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series 150 Panoramic from time to time, as determined by the Managing Member in its sole discretion
Property Manager	Collab (USA) Capital LLC
Property Management Fee	As stated in Section 5.10
Purpose	As stated in Section 2.4
Issuance	Subject to Section 6.3(a)(i), the maximum number of Series 150 Panoramic Interests the Company can issue is 95%

Number of Series 150 Panoramic Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 5% through the Offering
Broker	Dalmore Group, LLC
Brokerage Fee	Up to 4.00% of the purchase price of the Interests from Series 150 Panoramic sold at the Initial Offering of the Series 150 Panoramic Interests (excluding the Series 150 Panoramic Interests acquired by any Person other than Investor Members)
Interest Designation	No Interest Designation shall be required in connection with the issuance of Series 150 Panoramic Interests
Voting	Subject to Section 3.5, the Series 150 Panoramic Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series 150 Panoramic Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.
	The affirmative vote of the holders of not less than a majority of the Series 150 Panoramic Interests then Outstanding shall be required for:
	(a) any amendment to the Agreement (including this Series 150 Panoramic Designation) that would adversely change the rights of the Series 150 Panoramic Interests;
	(b) mergers, consolidations or conversions of Series 150 Panoramic or the Company; and
	(c) all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series 150 Panoramic Interests voting as a separate class.
	Notwithstanding the foregoing, the separate approval of the holders of Series 150 Panoramic Interests shall not be required for any of the other matters specified under Section 12.1
Splits	There shall be no subdivision of the Series 150 Panoramic Interests other than in accordance with Section 3.7

Sourcing Fee	No greater than $40,000, which may be waived by the Managing Member in its sole discretion
Renovation Management Fee	Up to 5.5% of total capital improvement cost for renovation management.
Asset Management Fee	A quarterly fee of 0.5% (2% annually) of the asset value of the Series.
Other rights	Holders of Series 150 Panoramic Interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series 150 Panoramic Interests
Officers	There shall initially be no specific officers associated with Series 150 Panoramic, although, the Managing Member may appoint Officers of Series 150 Panoramic from time to time, in its sole discretion
Aggregate Ownership Limit	As stated in Section 1.1
Minimum Interests	20 Interests per Member
Fiscal Year	As stated in Section 8.2
Information Reporting	As stated in Section 8.1(c)
Termination	As stated in Section 11.1(b)
Liquidation	As stated in Section 11.3
Amendments to this Exhibit	As stated in Article XII